UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LightInTheBox Holding Co., Ltd.
File No. 5-87825 - CF#33700

Zall Cross-border E-commerce Investment Company Limited, Zall Development (BVI) Holding Company Limited, Zall Development Group Ltd., Zall Development Investment Company Limited, and Yan Zhi submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 2 to a Schedule 13D filed on April 11, 2016.

Based on representations by Zall Cross-border E-commerce Investment Company Limited, Zall Development (BVI) Holding Company Limited, Zall Development Group Ltd., Zall Development Investment Company Limited, and Yan Zhi that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 2	through March 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions